5-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
PAGE 1 OF 38 PAGES

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May, 2002

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

WKM

This Form 6-K consists of:

Huaneng Power International's Announcement on May 13, 2002, in English with respect to connected transaction and on-going connected transaction.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

華能國際電力股份有限公司
HUANENG POWER INTERNATIONAL, INC.
(A Sino-foreign joint stock limited company incorporated in the People's Republic of China)

CONNECTED TRANSACTION
AND
ON-GOING CONNECTED TRANSACTION

Financial Adviser to Huaneng Power International, Inc.

JPMorgan

J.P. Morgan Securities (Asia Pacific) Limited

Independent Financial Adviser to the Independent Directors

CLSA
EMERGING MARKETS

CLSA Equity Capital Markets Limited

A letter from the Board of Huaneng Power International, Inc. (the "Company") is set out on pages 3 to 17 of this circular. A letter from the Independent Directors is set out on pages 18 to 19 of this circular.

A notice convening an Extraordinary General Meeting of the Company to be held at 9:00 a.m. on 24th June, 2002 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, the People's Republic of China has already been sent to the Shareholders of the Company on 10th May, 2002 and is set out on pages 30 to 34 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for holding such meeting.

Completion and return of the form of proxy shall not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

13th May, 2002

CONTENTS

4

DEFINITIONS

In this document, unless the context otherwise requires, the following expressions have the following meanings:

"Acquisition"	the purchase by the Company of the Huaneng Group Interest;
"Arthur Andersen • Hua Qiang"	Arthur Andersen • Hua Qiang Certified Public Accountants, PRC qualified accountants;
"Associate"	the meaning ascribed to it in the Hong Kong Listing Rules;
"Closing"	the closing of the Acquisition;
"CLSA"	CLSA Equity Capital Markets Limited;
"Company"	Huaneng Power International, Inc.;
"Directors"	the directors of the Company;
"EGM"	an extraordinary general meeting of the Company shareholders to be held for shareholders of the Company to consider and approve the Acquisition and the On-going Connected Transaction;
"GDP"	Gross Domestic Product
"HIPDC"	Huaneng International Power Development Corporation;
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
"Huaneng Group"	China Huaneng Group;
"Huaneng Group Interest"	the equity interest of 70% equity interest in Shanghai Shidongkou First Power Plant, 70% equity interest in Jiangsu Taicang Power Plant, 44.16% equity interest in Jiangsu Huaiyin Power Plant and 100% asset and liabilities of Zhejiang Changxing Power Plant, which are owned by Huaneng Group and to be sold to the Company;
"Independent Directors"	the independent directors of the Company, who are invited to advise the Independent Shareholders in connection with the Acquisition and the On-going Connected Transactions;
"Independent Shareholders"	(with respect to of the Acquisition) shareholders of the Company other than HIPDC and its Associates, (with respect to the On-going Connected Transaction) shareholders of the Company other than Shanghai Municipal Power Corporation and its Associates;

DEFINITIONS

"Jiangsu Huaiyin Power Plant"	Jiangsu Huaneng Huaiyin Power Limited Company, a company with limited liability incorporated in the PRC, in which Huaneng Group holds a 44.16% equity interest;
"Jiangsu Taicang Power Plant"	Suzhou Industrial Park Huaneng Power Limited Liability Company, a company with limited liability incorporated in the PRC, in which Huaneng Group holds a 70% equity interest;
"JPMorgan"	J.P. Morgan Securities (Asia Pacific) Limited;
"Latest Practicable Date"	7th May, 2002, being the latest practicable date prior to the publication of this circular for ascertaining certain information referred to in this circular;
"On-going Connected Transaction"	Power Purchase Agreement to be entered into between Shanghai Shidongkou First Power Plant and Shanghai Municipal Power Corporation;
"Power Plants"	Shanghai Shidongkou First Power Plant, Jiangsu Taicang Power Plant, Jiangsu Huaiyin Power Plant and Zhejiang Changxing Power Plant;
"PRC"	the People's Republic of China;
"RMB"	the lawful currency of the PRC;
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong);
"Shanghai Listing Rules"	The Listing Rules of Shanghai Stock Exchange;
"Shanghai Shidongkou First Power Plant"	Shanghai Shidongkou Power Limited Company, a company with limited liability incorporated in the PRC, in which Huaneng Group holds a 70% equity interest;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Transfer Agreement"	the transfer agreement dated 9th May, 2002 entered into by the Company and Huaneng Group relating to the purchase of the Huaneng Group Interest;
"Zhejiang Changxing Power Plant"	China Huaneng Group Company Zhejiang Changxing Power Plant, in which Huaneng Group owns all the assets and liabilities; and Zhejiang Changxing Power Plant is not a limited liability company; and
"Zhonghua"	Zhonghua Financial and Accounting Consulting Company, a qualified assets appraisal firm in China.

華能國際電力股份有限公司
HUANENG POWER INTERNATIONAL, INC.
(A Sino-foreign joint stock limited company incorporated in the People's Republic of China)

Directors:

Li Xiaopeng
Wang Xiaosong
Ye Daji
Feng Dawei
Chen Baoliang
Huang Long
Hu Jianmin
Wang Defang
Li Zhongshu
Bao Qianyuan
Shan Qunying
Yang Shengming
Xu Zujian
Liu Shuyuan
Bai Changnian
Miao Kai
Lin Jianxin

Independent Directors:

Gao Zongze
Zheng Jianchao

Legal Address:

West Wing, Building C,
Tianyin Mansion,
No. 2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
People's Republic of China.

13th May, 2002

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION AND ON-GOING CONNECTED TRANSACTION

1. INTRODUCTION

On 9th May, 2002, the Board of Directors announced that the Company had entered into a Transfer Agreement with Huaneng Group, pursuant to which the Company agreed to acquire from Huaneng Group, for a total consideration of RMB2,050 million, a 70% interest in Shanghai Shidongkou First Power Plant, a 70% interest in Jiangsu Taicang Power Plant, a 44.16% interest in Jiangsu Huaiyin Power Plant and all of the assets and liabilities of Zhejiang Changxing Power Plant. The Acquisition is expected to be funded by the Company's internal cash reserves.

Huaneng Group is an indirect controlling shareholder of the Company, holding a 51.98% interest in HIPDC. As of the Latest Practicable Date, HIPDC held 2,554,840,000 domestic shares in the Company, representing 42.58% of the total issued share capital (domestic shares and foreign shares) of the Company. Accordingly, the Acquisition contemplated by the Transfer Agreement constitutes a connected transaction for the Company within the meaning of the Hong Kong Listing Rules, and is subject to approval by the Independent Shareholders.

After the completion of the Acquisition, Shanghai Shidongkou First Power Plant will continue to sell power to Shanghai Municipal Power Corporation. Such transaction will constitute an On-going Connected Transaction and will be subject to the approval by the Independent Shareholders.

The Company and the Independent Directors have reviewed the Acquisition and the On-going Connected Transaction. The Company has appointed JPMorgan as the financial adviser in connection with the Acquisition. The Company has also appointed CLSA as the independent financial adviser to provide opinions to the Independent Directors in connection with the Acquisition and the On-going Connected Transaction.

The purpose of this circular is to provide you with further information in relation to the Acquisition, the Transfer Agreement and the On-going Connected Transaction, and to set out the recommendation of the Independent Directors and the Notice of the EGM.

2. TRANSFER AGREEMENT

The Transfer Agreement was approved by the Directors at the board meeting on 9th May, 2002 and signed by Huaneng Group and the Company on that day.

Date:	9th May, 2002
Parties:	Seller: Huaneng Group Purchaser: the Company
Huaneng Group Interest to be acquired:	(i) equity interest representing 70% of the registered capital of Shanghai Shidongkou First Power Plant; (ii) equity interest representing 70% of the registered capital of Jiangsu Taicang Power Plant; (iii) equity interest representing 44.16% of the registered capital of Jiangsu Huaiyin Power Plant; and (iv) the entire assets and liabilities of Zhejiang Changxing Power Plant.
Consideration:	The consideration for the Acquisition is RMB2,050 million payable in cash on the Closing date. The purchase price for the Acquisition was determined on the basis of normal commercial terms and arm's length negotiation between the parties thereto.

Conditions: Closing is subject to the satisfaction or waiver of the following conditions:

(1) Conditions which need to be satisfied or waived by both parties:

- CLSA, the independent financial advisor to the Independent Directors, has advised the Independent Directors that the terms and conditions of the transactions contemplated under the Acquisition and the On-going Connected Transaction are fair and reasonable so far as the Independent Shareholders are concerned;
- the Independent Directors have recommended that the shareholders vote in favour of the Acquisition and the Transfer Agreement;
- the Transfer Agreement and the Acquisition have been approved and adopted by the Independent Shareholders;
- the relevant PRC government agencies have no objection to the Acquisition; and
- the Company has obtained all necessary government approvals on the Transfer Agreement and the Acquisition.

(2) Conditions which the Company may waive under the Transfer Agreement:

- representations and warranties of Huaneng Group in the Transfer Agreement are true and complete in all material respects; and
- Huaneng Group has fulfilled in all material respects its obligations under the Transfer Agreement.

(3) Conditions which Huaneng Group may waive under the Transfer Agreement:

- representations and warranties of the Company in the Transfer Agreement are true and complete in all material respects; and
- the Company has fulfilled in all material respects its obligations under the Transfer Agreement.

Completion: Closing shall take place on the day agreed upon by both parties, within 30 days after the conditions have been satisfied or waived.

3. REASONS FOR THE ACQUISITION AND PRICING CONSIDERATIONS

The Company places equal emphasis on acquiring existing power plants and developing new plants to achieve its business and development strategy. Capturing a greater market share in the regions with high economic growth and increasing demand for power will enable the Company to continue its earnings growth. The Acquisition will not only increase the Company's market share in Eastern China, a region with high economic growth and strong demand for power, but also enable the Company to enter Zhejiang Province, the fastest growing market for power in the PRC. This Acquisition will further enhance the Company's position as the leading independent power producer in the PRC, which is consistent with the Company's long-term development strategy.

After the completion of the Acquisition, the Company will gain 2,450 MW of additional installed capacity under its management and thus the total installed capacity under its management will increase from 11,050 MW to 13,500 MW, representing an increase of 22.2%. The Company will gain 1,686.6 MW of additional net installed capacity, and thus its total net installed capacity will increase from 10,813.5 MW to 12,500 MW, representing an increase of 15.6%. The Company's net installed capacity in Shanghai Municipality and Jiangsu Province will increase from 1,200 MW and 2,000 MW to 2,040 MW and 2,597 MW, respectively.

All generation units of the Power Plants under the Acquisition are coal-fired units made in the PRC. The average availability factor of the Power Plants in 2001 was 93.4%, slightly higher than the Company's level of 92.2% in 2001. The actual utilization hours in 2001 were 6,068 hours for Shanghai Shidongkou First Power Plant, 5,781 hours for Jiangsu Taicang Power Plant, 5,183 hours for Jiangsu Huaiyin Power Plant and 7,133 hours for Zhejiang Changxing Power Plant, which were higher than the Company's average actual utilization hours of 5,166 hours in 2001. The total on-grid output of the Power Plants in 2001 reached approximately 13.7 billion kWh, out of which the Huaneng Group Interest accounted for approximately 9.6 billion kWh, equal to 17.7% of the 54.1 billion kWh total on-grid output of the Company in 2001.

The Acquisition price has been determined through arm's length negotiations between the two parties and their respective financial advisors, taking into account various factors, including the market environments, the technical and operating conditions of the Power Plants, the Power Plants' earnings potentials and their abilities to generate cash flow. The Company has also considered the appraisal report provided by Zhonghua which values the acquired interests at RMB2,040 million as of 31st December, 2001 using the income approach. The Acquisition price represents 8.4 times of 2001 earnings attributed to the Huaneng Group Interest and implies 4.4 times firm value/2001 EBITDA. In 2001, the total net profit of the Power Plants was approximately RMB360 million, of which RMB244 million would be attributable to the acquired interests. If the Acquisition had taken place on 1st January, 2001 and the Acquisition price had been paid with the Company's cash on-hand, the pro-forma net income of the Company in 2001 would have increased by RMB136 million, or 3.8%. The Company believes that with the growth of the power markets in which the Power Plants operate and through further strengthening management, the Acquisition will bring satisfactory returns to the Company.

The board of Directors believes that the Acquisition price and terms are fair and reasonable to the Company and its shareholders. This transaction is consistent with the Company's long-term business strategy and will benefit the Company and its shareholders.

4. INFORMATION REGARDING THE POWER PLANTS

(1) Overview of the provinces and municipality where the Power Plants are located

The Power Plants are located in the affluent East China Region. The East China Power Grid is one of the largest inter-provincial grids in the PRC in terms of installed capacity. By the end of 2000, the installed capacity of the three provinces and one municipality in East China Region (Jiangsu Province, Zhejiang Province, Anhui Province and Shanghai Municipality) reached approximately 56,663 MW. In 2000, the power consumption of these three provinces and one municipality reached approximately 260.8 billion kWh, representing an increase of 14.7% over that in 1999. A summary of the power market conditions in the two provinces and one municipality where the Power Plants are located is as follows:

Shanghai Municipality

Shanghai Municipality holds the leading position in China's industrial, business and financial services sectors. The development of the Pudong Development Area during the past ten years has further strengthened Shanghai's leading position in the Yangtse River delta. In 2000, Shanghai had a population of approximately 16.74 million. In 2001, Shanghai's GDP reached RMB495.1 billion and the average annual GDP growth rate over the past ten years has exceeded 10%.

By the end of 2000, the installed capacity in Shanghai Municipality reached approximately 10,604 MW. In 2000, the power consumption of Shanghai Municipality reached approximately 55.94 billion kWh, representing an increase of 11.6% over that in 1999.

Jiangsu Province

Jiangsu Province is one of the most affluent provinces in the PRC. By the end of 2000, Jiangsu Province had a population of approximately 74.38 million in an area of 102,600 sq.km., and it is the most densely populated province in the PRC. In 2001, Jiangsu Province's GDP reached RMB951.5 billion and it has achieved one of the highest annual GDP growth rates in the PRC over the past ten years.

By the end of year 2000, the installed capacity in Jiangsu Province reached approximately 19,252 MW. In 2000, the power consumption in Jiangsu Province reached approximately 97.13 billion kWh, representing an increase of 14.6% over that in 1999.

Zhejiang Province

Zhejiang Province is also one of the most affluent provinces in the PRC. By the end of 2000, Zhejiang Province had a population of approximately 46.77 million in an area of 101,800 sq.km. In 2001, Zhejiang Province's GDP reached RMB670 billion and it has achieved one of the highest GDP growth rates in the PRC over the past ten years.

By the end of 2000, the installed capacity in Zhejiang Province reached approximately 18,084 MW. In 2000, the power consumption in Zhejiang Province reached approximately 73.81 billion kWh, representing an increase of 20.7% over that in 1999.

11

(2) **Description of the Power Plants**

(The power rates mentioned below do not include value-added tax)

Shanghai Shidongkou First Power Plant

Shanghai Shidongkou First Power Plant was constructed in the 1980's and is located in the northern region of the Shanghai Power Grid. The plant comprises 4 X 300 MW PRC-built coal-fired generation units, which commenced operation in February, 1988, December, 1988, September, 1989 and May, 1990 respectively, and has a total installed capacity of 1,200 MW.

Upon Closing, the Company will hold a 70% interest in Shanghai Shidongkou First Power Plant while Shanghai Municipal Power Corporation will continue to hold a 30% interest.

The following table sets out certain operating data of Shanghai Shidongkou First Power Plant for 2000 and 2001:

	2000	**2001**
Actual generation (million kWh)	7,172.9	7,282.0
Total power sales (million kWh)	6,756.1	6,851.1
Availability factor (%)*	80.7%	92.3%
Capacity factor (%)	68.1%	69.3%
Coal consumption rate for power sold (grams/kWh)	356	358
Weighted average on-grid power rate (RMB/MWh)	225	224
Average standard coal price (RMB/tonne)	290	296

* The relatively low availability factor in 2000 was due to scheduled shutdown of Unit No.3 for upgrade.

The coal supply for Shanghai Shidongkou First Power Plant is primarily from Shanxi Province, Anhui Province and Henan Province. Electricity generated by Shanghai Shidongkou First Power Plant is transmitted to the East China Power Grid through 220 kV and 500 kV transmission lines.

In 2001, the internal consumption rate of Shanghai Shidongkou First Power Plant was 5.9%. In 2001, the total on-grid output of Shanghai Shidongkou First Power Plant reached approximately 6.851 billion kWh, of which approximately 79% represented planned on-grid output, 12% represented output sold through competitive bidding and 9% represented excess output.

Shanghai Shidongkou First Power Plant entered into a power purchase agreement with Shanghai Municipal Power Corporation, pursuant to which the on-grid power rate for annual planned output includes, in principle, operating cost, repayment of principal and payment of interest on debt, reasonable profit and income tax. The power rate is first calculated by Shanghai Shidongkou First Power Plant, and upon agreement with Shanghai Municipal Power Corporation, such rate is submitted to the local pricing bureau for approval, and is implemented upon such approval. Shanghai Shidongkou First Power Plant also sells a portion of its output to Shanghai Municipal Power Corporation through competitive bidding.

LETTER FROM THE BOARD

In 2001, the power rate implemented by Shanghai Shidongkou First Power Plant for planned output was RMB224.80/MWh, the annual average power rate for output sold through competitive bidding was RMB268.09/MWh, and the annual average power rate for excess power generated was RMB154.50/MWh.

Jiangsu Taicang Power Plant

Jiangsu Taicang Power Plant was constructed in the late 1990's. It is located in the vicinity of Suzhou, Wuxi and Changzhou, which is the most affluent area in Jiangsu Province. Jiangsu Taicang Power Plant is an ancillary facility of the China-Singapore Suzhou Industrial Park and has a total planned capacity of 1,200 MW. Jiangsu Taicang Power Plant comprises 2 X 300 MW PRC-built coal-fired generation units, which commenced operation in December, 1999 and April, 2000 respectively.

Upon Closing, the Company will hold 70% interest in Jiangsu Taicang Power Plant. Other owners of Jiangsu Taicang Power Plant are Suzhou Industrial Park Company Limited, China-Singapore Suzhou Industrial Park Development Company, Jiangsu Power Corporation, Jiangsu International Trust and Investment Company and Taicang Energy Development Company, which are holding 10%, 6%, 5%, 5% and 4% interest, respectively.

The following table sets out certain operating data of Jiangsu Taicang Power Plant for 2000 and 2001:

	2000	**2001**
Actual generation (million kWh)	2,166.7	3,468.3
Total power sales (million kWh)	2,053.0	3,302.3
Availability factor (%)*	—	96.8%
Capacity factor (%)*	—	66.0%
Coal consumption rate for power sold (grams/kWh)	350	338
Weighted average on-grid power rate (MWh)	285	287
Average standard coal price (RMB/tonne)	278	299

* Unit No. 2 did not commence commercial operation until the end of April, 2000.

The coal supply for Jiangsu Taicang Power Plant is primarily from Shenhua in Inner Mongolia and Datong in Shanxi Province. Electricity generated by Jiangsu Taicang Power Plant is transmitted to the East China Power Grid through 220 kV transmission lines.

In 2001, the internal consumption rate of Jiangsu Taicang Power Plant was 4.8%. In 2001, the total on-grid output of Jiangsu Taicang Power Plant reached approximately 3.302 billion kWh, of which approximately 79% represented planned on-grid output, 17% represented output sold through competitive bidding, and 4% represented excess output.

Jiangsu Taicang Power Plant entered into a power purchase agreement with Jiangsu Provincial Power Company, pursuant to which the annual on-grid power rate includes, in principle, the operating cost, repayment of principal and payment of interests on debt, reasonable profit and income tax. The power rate is first calculated by Jiangsu Taicang Power Plant, and upon agreement with Jiangsu Provincial Power Company, such rate is submitted to the local pricing bureau for review and approval and is implemented upon the approval. Jiangsu Taicang Power Plant also sells a portion of its output to Jiangsu Provincial Power Company through competitive bidding.

In 2001, Jiangsu Taicang Power Plant's annual weighted average power rate for planned output was RMB321.94/MW, its annual average power rate for the output sold through competitive bidding was RMB159.76/MWh and its annual average power rate for excess output was RMB163.13/MWh.

Jiangsu Huaiyin Power Plant

Jiangsu Huaiyin Power Plant was constructed in the early 1990's. It is located in the center of the northern Jiangsu power grid. The plant's 2 X 200MW PRC-built coal-fired generation units commenced operation in November, 1993 and August, 1994 respectively. In order to reduce energy consumption and increase capacity, one generation unit of Jiangsu Huaiyin Power Plant was upgraded in October 2001, which increased the maximum generation capacity of that unit to 220 MW. In 2002, upgrading of the second generation unit will also be completed, and by then the actual generation capacity of Jiangsu Huaiyin Power Plant will reach 440 MW.

Upon Closing, the Company will hold a 44.16% interest in Jiangsu Huaiyin Power Plant, and the plant will become an associated company of the Company. Other owners of Jiangsu Huaiyin Power Plant are Jiangsu Yueda Joint Stock Limited Company, Huaiyin Investment Company and Jiangsu Power Development Joint Stock Limited Company, which are holding 26.36%, 19.48% and 10% interest, respectively.

The following table sets out certain operating data of Jiangsu Huaiyin Power Plant for 2000 and 2001:

	2000	**2001**
Actual generation (million kWh)	1,966.4	2,085.0
Total power sales (million kWh)	1,812.3	1,917.0
Availability factor (%)	87.0%	88.4%
Capacity factor (%)	56.1%	59.2%
Coal consumption rate for power sold (grams/kWh)	372	369
Weighted average on-grid power rate (RMB/MWh)	288	281
Average standard coal price (RMB/tonne)	290	299

The coal supply for the Jiangsu Huaiyin Power Plant is primarily from Anhui Province, Shanxi Province, Henan Province and Shaanxi Province. Electricity generated by Jiangsu Power Plant is transmitted to the Jiangsu Power Grid through 110 kV and 220 kV transmission lines.

In 2001, the internal consumption rate of Jiangsu Huaiyin Power Plant was 8.1%. In 2001, the annual on-grid output of Jiangsu Huaiyin Power Plant reached approximately 1.917 billion kWh, of which approximately 86% represented the planned output, 10% represented the output sold through competitive bidding, and 4% represented the excess output.

Jiangsu Huaiyin Power Plant sells its output to Jiangsu Provincial Power Company through a power purchase agreement and through competitive bidding. Pursuant to the power purchase agreement. Jiangsu Provincial Power Company undertook to purchase 1.656 billion kWh from Jiangsu Huaiyin Power Plant, at RMB312.48/MWh from January to March 2001, and at RMB295.38/MWh from April to December 2001. In 2001, the annual average power rates for output sold through competitive bidding and for excess output of Jiangsu Huaiyin Power Plant were RMB164.21/MWh and RMB163.13/MWh, respectively.

Zhejiang Changxing Power Plant

Zhejiang Changxing Power Plant was constructed in the early 1990's. It is located at the intersection of Zhejiang Province, Jiangsu Province and Anhui Province. Zhejiang Changxing Power Plant is a key power plant in northern Zhejiang area. It has 2 X 125 MW PRC-built coal-fired generation units which commenced operation in January 1992 and August 1992, respectively.

Upon Closing, Zhejiang Changxing Power Plant will be wholly owned by the Company.

The following table sets out certain operating data of Zhejiang Changxing Power Plant for 2000 and 2001:

	2000	**2001**
Actual generation (million kWh)	1,734.5	1,783.1
Total power sales (million kWh)	1,609.9	1,650.1
Availability factor (%)	91.8%	93.4%
Capacity factor (%)	79.6%	81.4%
Coal consumption rate for power sold (grams/kWh)	371	370
Weighted average on-grid power rate (RMB/MWh)	273	273
Average standard coal price (RMB/tonne)	356	368

The coal supply for Zhejiang Changxing Power Plant is primarily from Jungar in Inner Mongolia and Xuzhou in Jiangsu Province. Electricity generated by Zhejiang Changxing Power Plant is transmitted to the Zhejiang Power Grid through 110 kV and 220 kV transmission lines.

In 2001, the internal consumption rate of Zhejiang Changxing Power Plant was 7.5%. In 2001, the annual on-grid output of Zhejiang Changxing Power Plant reached approximately 1.65 billion kWh, of which approximately 67% represented the planned output, 17% represented additional output and 16% represented excess output.

At present, all on-grid output of Zhejiang Changxing Power Plant is sold to Zhejiang Power Corporation. The on-grid power rate are approved by the relevant pricing bureau. In 2001, the power rate for planned output was RMB310.26/MWh for generation less than 1.2 billion kWh, RMB179.49/MWh for generation between 1.2 billion kWh and 1.5 billion kWh, and RMB217.95/MWh for generation greater than 1.5 billion kWh.

5. SELECTED FINANCIAL INFORMATION OF THE POWER PLANTS

The following is a summary of the financial information of the Power Plants for the year ended 31st December, 2001. The financial information has been extracted from the financial statements of the Power Plants audited by Arthur Andersen • Hua Qiang:

	Shanghai Shidongkou First Power Plant	Jiangsu Taicang Power Plant	Jiangsu Huaiyin Power Plant	Zhejiang Changxing Power Plant
	(RMB in millions, except percentage)			
Total assets:	1,264.9	2,507.4	1,001.5	357.2
Cash & bank deposits	127.3	91.7	263.0	22.3
Total accounts receivable	171.6	222.3	102.3	44.3
Total liabilities:	835.1	1,809.0	463.5	321.0
Borrowings	790.1	1,660.7	284.5	234.3
Net assets	429.7	698.4	538.0	36.3
Revenue from principal business	1,532.6	949.2	539.1	451.2
Depreciation cost	202.2	168.9	73.2	35.3
Profit from principal business	316.7	356.4	178.5	85.7
Finance cost	46.1	110.6	16.5	13.9
Income tax	88.6	70.9	43.1	13.8
Applicable tax rate	33%	33%	33%	33%
Net profit:	130.4	169.0	48.1	12.9
Huaneng Group's interest	70%	70%	44.16%	100%

The net income stated above reflects non-operating income (expenses) including a RMB14.93 million loss from fixed assets disposal by Jiangsu Huaiyin Power Plant, a RMB0.45 million loss from fixed asset disposal and a RMB9.61 million loss from sale of staff quarters by Zhejiang Changxing Power Plant.

The audited financial statements of the Power Plants have been prepared based on the applicable accounting standards and regulations in the PRC ("PRC GAAP"), which differs in certain material respects from International Financial Reporting Standards ("IAS"). The Directors estimate that the significant unaudited IAS adjustments to the income statement would include the following:

(a) Under PRC GAAP, the operating costs and interest expenses incurred during the six-month trial production period were capitalized as part of the construction costs of the generators constructed in previous years. Depreciation was provided starting from the month following the completion of the trial production period. Under IAS, depreciation should be provided when the generators were ready for use (i.e. upon completion) and all expenses incurred (including interest expenses) should be charged to the income statement thereafter. For the year ended 31st December, 2001, depreciation expense charged to the income statement under IAS was lower than that charged under PRC GAAP.

(b) The Power Plants have sold staff quarters to its employees at preferential prices. The cost of such housing benefits represented the difference between the net book value of the staff quarters sold and the proceeds collected from the employees. Under PRC GAAP, in accordance with the relevant regulations issued by the Ministry of Finance, costs relating to a housing benefits scheme approved by the government before 6th September, 2000 were charged to opening retained earnings as of 1st January, 2001, while those approved after 6th September, 2000 were charged to non-operating expenses as incurred. Under IAS, the costs are recognised on a straight-line basis over the estimated remaining average service life of the employees. Under PRC GAAP, a substantial portion of the cost of housing benefits were charged to opening retained earnings as of 1st January, 2001, whereas under IAS such costs were amortised in 2001. Accordingly, for the year ended 31st December, 2001, the cost of housing benefits charged to the income statement under IAS was higher than that charged under PRC GAAP.

(c) Under PRC GAAP, the impact of deferred taxation is not recorded. Under IAS, deferred taxation is provided, using the liability method, on all significant timing differences. For the year ended 31st December, 2001, taxation charged to the income statement under IAS was more than that charged under PRC GAAP.

Reconciliation between PRC GAAP and IAS (ended 31st December, 2001):

	Shanghai Shidongkou First Power Plant	Jiangsu Taicang Power Plant	Jiangsu Huaiyin Power Plant	Zhejiang Changxing Power Plant	Total
			(RMB in millions)		
Net profit under PRC GAAP	130.4	169.0	48.1	12.9	360.4
(a) Depreciation charges	36.1	—	4.4	1.3	41.8
(b) Housing benefits	(0.6)	(5.4)	(3.1)	(10.3)	(19.4)
(c) Deferred tax charges	(0.4)	(4.2)	(0.1)	(0.1)	(4.8)
(d) Others	—	—	0.3	—	0.3
Net profit under IAS	165.5	159.4	49.6	3.8	378.3

Taking into consideration the major IAS adjustments, the unaudited net profit after taxation under IAS of Shanghai Shidongkou First Power Plant, Jiangsu Taicang Power Plant, Jiangsu Huaiyin Power Plant and Zhejiang Changxing Power Plant for the year ended 31st December, 2001 were estimated to be approximately RMB165.5 million, RMB159.4 million, RMB49.6 million and RMB3.8 million, respectively. The aggregate amount of the unaudited net profit after taxation under IAS of the Power Plants for the year ended 31st December, 2001 was estimated to be approximately RMB378.3 million, representing approximately 5% increase in the aggregate amount of net profit after taxation under PRC GAAP.

6. ON-GOING CONNECTED TRANSACTION

Upon Closing, Shanghai Shidongkou First Power Plant, being a subsidiary of the Company, will continue to sell power to Shanghai Municipal Power Corporation, which under the Hong Kong Listing Rules is a connected person to the Company due to its 30% ownership of Shanghai Shidongkou First Power Plant. Such transaction will constitute an on-going connected transaction for the Company under the Hong Kong Listing Rules.

Connected Transaction with Shanghai Municipal Power Corporation

Power Purchase Agreement

Shanghai Shidongkou First Power Plant proposes to enter into a power purchase agreement with Shanghai Municipal Power Corporation, pursuant to which Shanghai Shidongkou First Power Plant will sell 5.58 billion KWh to Shanghai Municipal Power Corporation in 2002 at the price as approved by the relevant pricing bureau and subject to changes of the relevant PRC government regulations. According to the PRC market practice, the power producer and the power purchaser will renew the agreement annually in the first half of each year while the purchase is continued to be carried out since the beginning of the year.

For the two financial years ended 31st December, 2000 and 2001, Shanghai Shidongkou First Power Plant sold to Shanghai Municipal Power Corporation electricity in the amounts of RMB1,520,995,744 and RMB1,531,374,202 respectively, both representing 100% of the annual total sale of power of Shanghai Shidongkou First Power Plant.

Shanghai Municipal Power Corporation currently holds a 30% equity interest in Shanghai Shidongkou First Power Plant. Upon Closing, Shanghai Shidongkou First Power Plant will become a subsidiary of the Company, with 70% equity interest owned by the Company, and Shanghai Municipal Power Corporation will then become a connected person to the Company.

Shanghai Municipal Power Corporation is the sole operator of Shanghai Power Grid. According to the existing structure of sale of power, Shanghai Shidongkou First Power Plant is required to sell all of its output to Shanghai Municipal Power Corporation. As of the Latest Practicable Date, Shanghai Municipal Power Corporation had not held any shares in the Company.

Director's opinion on On-going Connected Transaction

The Directors consider that the On-going Connected Transaction is and will be carried out in the Company's ordinary course of business, on normal commercial terms and is fair and reasonable to the shareholders of the Company. The Directors believe that the continuation of the On-going Connected Transaction is necessary and beneficial to the Company.

LETTER FROM THE BOARD

Waiver to be sought

As the Directors consider that it would be impracticable for the Company to comply strictly with the connected transactions requirements of the Hong Kong Listing Rules on each occasion when the On-going Connected Transaction arises, the Company has applied to the Hong Kong Stock Exchange for a waiver of the On-going Connected Transaction from strict compliance with such requirements for a period of three years up to 31st December, 2004, subject to the following conditions:

(a) the On-going Connected Transaction will be (i) in the ordinary and usual course of business of the Company; and (ii) either on normal commercial terms, or on terms no less favourable than those available to (or from) independent third parties; or (iii) where there is no available comparison for the purpose of determining whether (i) or (ii) is satisfied, on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

(b) the aggregate value of the On-going Connected Transaction per annum will not exceed the limits set out below:

	Cap (RMB million)		
	2002	**2003**	**2004**
Connected Transaction with Shanghai Municipal Power Corporation			
Power Purchase Agreement	1,700	1,700	1,700

(c) details of the On-going Connected Transaction as required by Rule 14.25(1)(A) to (D) of the Hong Kong Listing Rules to be disclosed in the Company's next and subsequent published annual reports;

(d) the Independent Directors shall review annually the On-going Connected Transaction and confirm in the Company's annual report that the On-going Connected Transaction has been conducted in the manner stated in conditions (a) and (b) above; and

(e) the auditors of the Company shall review annually the On-going Connected Transaction, and confirm to the board of Directors in writing that the On-going Connected Transaction:

    (i) received the approval of the Directors;

    (ii) has been entered into at price levels consistent with the pricing policies as stated in the relevant agreements;

    (iii) has been entered into in accordance with the terms of the agreement governing the On-going Connected Transaction; and

    (iv) has not exceeded the caps as set out in condition (b) above.

18

7. CONNECTED TRANSACTIONS UNDER SHANGHAI LISTING RULES

As the domestic public shares of the Company are listed on the Shanghai Stock Exchange, the Company is required, in addition to the Hong Kong Listing Rules, to comply with the Shanghai Listing Rules.

After the completion of the Acquisition, certain transactions by the Power Plants with certain persons will constitute connected transactions under the Shanghai Listing Rules ("Shanghai Connected Transactions"), which shall be subject to the approval of the Company shareholders. The connected persons (as defined under the Shanghai Listing Rules) shall abstain from voting on resolutions related to Shanghai Connected Transactions. Details of the Shanghai Connected Transactions are set out in the Notice of EGM as published and sent to the shareholders on 10th May, 2002.

In accordance with Rule 7.3.11(9) of the Shanghai Listing Rules, the Company has appointed Beijing H&J Vanguard Consulting Limited (北京和君創業咨詢有限公司) ("Hejun") as the PRC independent financial advisor in respect of the Acquisition and Shanghai Connected Transactions.

Upon careful and necessary enquiry, Hejun is of the view that the Acquisition and Shanghai Connected Transaction have met the relevant legal requirements under the Company Law of the PRC, the Securities Law of the PRC and the Shanghai Listing Rules (as amended in 2001) and the requirements of the articles of association of the Company. Hejun is of the view that the relevant legal procedures and disclosure requirements have been followed and met, reflecting the principles of equality, justice and reasonableness; and the Acquisition and the Shanghai Connected Transactions will not in any way affect the interests of either the Company or the non-connected shareholders.

The Independent Directors are of the view that (1) the board of Directors has met the relevant requirements of Shanghai Listing Rules and the articles of association of the Company regarding approval of the relevant resolutions of the Acquisition and the Shanghai Connected Transactions; and (2) the Acquisition and the Shanghai Connected Transactions arising therefrom are fair to the Company's shareholders.

8. THE EGM

The Company will convene an EGM at 9:00 a.m. on 24th June, 2002 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, PRC to seek the approval by the Independent Shareholders of the Acquisition (including the Transfer Agreement), the On-going Connected Transactions and Shanghai Connected Transactions. Huaneng Group and its Associates will abstain from voting in the EGM in respect of the ordinary resolution to approve the Acquisition (including the Transfer Agreement). Shanghai Municipal Power Corporation and its Associates will abstain from voting in respect of the ordinary resolution to approve the On-going Connected Transaction in case they hold shares in the Company. (As at the date hereof, Shanghai Municipal Power Corporation does not hold any shares in the Company). Notice of the EGM is set out on pages 30 to 34 in this circular.

A reply slip and a form of proxy for use by the Independent Shareholders at the Extraordinary General Meeting is enclosed with this circular. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip in accordance with the instructions printed thereon to the registered office of the Company at West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xichang District, Beijing, PRC as soon as possible but in any event by 4th

June, 2002. The enclosed form of proxy should be completed and returned to the Company's H Share Registrar, Hong Kong Registrars Limited, at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

9. RECOMMENDATION

According to the requirements of the Hong Kong Listing Rules, the Independent Directors will advise the Independent Shareholders in connection with the Acquisition (including the Transfer Agreement) and the On-going Connected Transaction. CLSA has been appointed as an independent financial adviser to advise the Independent Directors with respect to the fairness and reasonableness of the Acquisition (including the Transfer Agreement) and the On-going Connected Transaction.

The Independent Directors, having taken into account the advice of CLSA, consider the terms of the Transfer Agreement and the On-going Connected Transaction to be fair and reasonable insofar as the Independent Shareholders are concerned and consider the transaction contemplated by the Transfer Agreement and the On-going Connected Transaction to be in the interests of the Company and its shareholders. Accordingly, the Independent Directors recommend that the Independent Shareholders vote in favour of the resolutions to approve the Acquisition, the Transfer Agreement and the On-going Connected Transaction at the Extraordinary General Meeting.

The Independent Directors also recommend that the non-connected persons under the Shanghai Listing Rules vote in favour of the resolutions to approve the Shanghai Connected Transactions at the Extraordinary General Meeting.

10. OTHER INFORMATION

Your attention is also drawn to the letter from the Independent Directors and the letter from CLSA, which sets out its advice to the Independent Directors, and the additional information set out in the appendices of this circular.

Yours faithfully,
For and on behalf of
Huaneng Power International, Inc.
Wang Xiaosong
Vice Chairman

華能國際電力股份有限公司
HUANENG POWER INTERNATIONAL, INC.
(A Sino-foreign joint stock limited company incorporated in the People's Republic of China)

Registered office:
West Wing, Building C
Tianyin Mansion
2C Fuxingmennan Street
Xicheng District
Beijing 100031
The People's Republic of China

13th May, 2002

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION AND ON-GOING CONNECTED TRANSACTION

We, the Independent Directors of Huaneng Power International, Inc., are advising the Independent Shareholders in connection with the Acquisition and On-going Connected Transaction, details of which are set out in the letter from the Board contained in the circular ("Circular") of the Company to the Shareholders dated 13th May, 2002, of which this letter forms a part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Under the Hong Kong Listing Rules, the Acquisition, the Transfer Agreement and the On-going Connected Transaction constitute connected transactions for the Company. Accordingly, the Acquisition, the Transfer Agreement and the On-going Connected Transaction will require the approval of the Independent Shareholders at the Extraordinary General Meeting.

We wish to draw your attention to the letter of advice from CLSA set out on pages 20 to 27 of the Circular. We have discussed the letter and the opinion contained in it with CLSA.

We are also advising the non-connected shareholders in connection with the Shanghai Connected Transactions (as defined in the Circular). We have considered the opinion of Beijing H&J Vanguard Consulting Limited ("Hejun") with respect to the Shanghai Connected Transactions.

LETTER FROM THE INDEPENDENT DIRECTORS

Having considered, inter alia, the factors and reasons considered by, and the opinion of, CLSA, as stated in its aforementioned letter, we consider the Acquisition, the Transfer Agreement and the On-going Connected Transaction to be fair and reasonable so far as the Independent Shareholders are concerned. Having considered the opinion of Hejun, we consider the Shanghai Connected Transactions to be fair and reasonable so far as the non-connected shareholders under the Shanghai Listing Rules are concerned. Accordingly, we recommend that the Independent Shareholders and the non-connected shareholders under the Shanghai Listing Rules vote in favour of the ordinary resolutions in the Notice of Extraordinary General Meeting set out at the end of the Circular to be proposed at the Extraordinary General Meeting to be held on 24th June, 2002 and thereby approve the Acquisition, the Transfer Agreement, the On-going Connected Transaction and the Shanghai Connected Transactions.

Yours faithfully,
Gao Zongze **Zheng Jianchao**
Independent Directors

CLSA
EMERGING MARKETS

ASIA • LATIN AMERICA • EMERGING EUROPE • MIDDLE EAST • AFRICA

13th May, 2002

To the Independent Directors of
Huaneng Power International, Inc.

Dear Sirs,

CONNECTED TRANSACTION AND ON-GOING CONNECTED TRANSACTION

We refer to our engagement under which CLSA Equity Capital Markets Limited ("CLSA") has been appointed to advise the Independent Directors in connection with the terms of the Acquisition and the On-going Connected Transaction. Pursuant to the Listing Rules, the Acquisition constitutes a connected transaction for the Company and is subject to the approval of the Independent Shareholders at a general meeting. Details of the Acquisition are set out in the letter from the Board included in the circular dated 13th May, 2002 (the "Circular") issued by the Company to its shareholders ("Shareholders" and individually each a "Shareholder"). Upon Completion of the Acquisition, Shanghai Shidongkou First Power Plant will continue to sell power to Shanghai Municipal Power Corporation and such transaction will constitute an On-going Connected Transaction and will be subject to approval by the Independent Shareholders. This letter has been prepared for inclusion in the Circular and terms used in this letter have the same meanings as defined in the Circular unless the context otherwise requires.

In our capacity as independent financial adviser to the Independent Directors, our role is to give an independent opinion as to whether the terms of the Acquisition and the On-going Connected Transaction are fair and reasonable insofar as the Independent Shareholders are concerned. Our opinion letter to the Independent Directors has been prepared and delivered in accordance with the requirements of the Listing Rules for the purposes of assisting the Independent Directors in their duties to evaluate the terms of the Acquisition and the On-going Connected Transaction and for no other reason and does not constitute a recommendation to any Shareholder as to how such Shareholder should vote on the Acquisition and the On-going Connected Transaction. The assumptions made and the analysis conducted in our letter were undertaken in accordance with the customs and practices employed in similar transactions in Hong Kong.

For the avoidance of any doubt, we are not engaged to advise the Independent Directors in respect of the Shanghai Connected Transaction, details of which are set out in the letter from the Board. The opinion of the Independent Directors in respect thereof and the basis of their opinion are set out in the letter from the Independent Directors contained in the Circular.

In formulating our opinion, we have relied on the information, opinions and facts supplied, and representations made to us, by the Directors and representatives of the Company (including those contained or referred to in the Circular) and have assumed that all such information, opinions, facts and representations, which have been provided by the Directors and such representatives, and for

CLSA Equity Capital Markets Limited
18/F, One Pacific Place, 88 Queensway, Hong Kong Tel:(852) 2600 8888 Fax: (852) 2877 0110 Telex: 81678 CLSA HX www.clsa.com

which they are wholly responsible, are true and accurate in all respects. We have also relied on certain information available to the public and we have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. Further, we have relied on the representations of the Directors that they have made all reasonable inquiries, and to the best of their knowledge and belief, that there are no other facts, the omission of which would make any statement contained in the Circular untrue or misleading. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the date of despatch of the Circular.

We consider that we have reviewed sufficient information to enable us to reach an informed view and to justify relying on the accuracy of the information provided in the Circular as well as to provide a reasonable basis for our advice. We have not, however, made any independent evaluation or appraisal of, nor have we conducted any form of independent investigation into, the business affairs or assets and liabilities of the Power Plants or the Company. Additionally, we did not conduct any physical inspection of the properties or facilities of the Power Plants or the Company. It is not within our terms of reference to comment on the commercial feasibility of the Acquisition and the On-going Connected Transaction, which remains the responsibility of the Directors. As the independent financial adviser to the Independent Directors, we have not been involved in the negotiations in respect of the terms of the Acquisition and the On-going Connected Transaction. Our opinion with regard to the terms thereof has been made on the assumption that all obligations to be performed by each of the parties to the Acquisition and the On-going Connected Transaction will be fully performed in accordance with the terms thereof.

Our opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information publicly available to us as of the date of the opinion. We have no obligation to update this opinion to take into account events occurring after the date that this opinion is delivered to the Independent Directors. As a result, circumstances could develop prior to completion of the Acquisition and the taking effect of the On-going Connected Transaction that, if known at the time we rendered our opinion, would have altered our opinion.

CLSA is a registered investment adviser under the Securities Ordinance (Chapter 333 of the laws of Hong Kong) and together with its affiliates provide a full range of investment banking and broking services, which, in the course of normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company for our own account and the accounts of customers. We will receive a fee from the Company for rendering this opinion. The Company has also agreed to indemnify CLSA and certain related persons against certain liabilities and expenses in connection with this engagement.

PRINCIPAL FACTORS AND REASONS CONSIDERED

ACQUISITION

In arriving at our opinion with regard to the terms of the Acquisition, we have considered the principal factors and reasons set out below. None of these factors or reasons considered by us was assigned a greater significance than any other. We did not form a conclusion as to whether any individual factor or reason, considered in isolation, supported or failed to support our opinion, although we are not aware of any matter which would have rendered our opinion differently by the results of our analyses of any such individual factors or reasons. Rather, in reaching our conclusion, we have considered the results of the analyses in light of each other and ultimately reached our opinion based on the results of all analyses taken as a whole.

1. **The Transfer Agreement**

On 9th May, 2002, the Directors announced that the Company had entered into the Transfer Agreement, pursuant to which, the Company agreed to acquire from Huaneng Group its 70% interest in Shanghai Shidongkou First Power Plant, 70% interest in Jiangsu Taicang Power Plant, 44.16% interest in Jiangsu Huaiyin Power Plant and the entire assets and liabilities in Zhejiang Changxing Power Plant, for a consideration of RMB2,050 million (approximately HK$1,926.5 million), which is payable in cash on completion of the Acquisition.

Details of the Acquisition are set out in the letter from the Board contained in the Circular.

2. **Reasons for the Acquisition**

The Power Plants are located in the coastal regions of Shanghai, Jiangsu and Zhejiang provinces respectively. The Directors believe that the Acquisition will enlarge the Company's market share in the fast growing East China regions. Upon completion of the Acquisition, the Company will also have established for the first time access to the Zhejiang province, which the Directors believe is among the fastest growing regions for power demand in the PRC.

As stated in the letter from the Board, on a pro-forma basis under PRC GAAP and assuming that the Acquisition had taken place on 1st January, 2001 and the purchase price had been paid in cash by internal resources, the profit of the Company in 2001 would have increased by RMB136 million, representing an increase of approximately 3.8%. Upon completion of the Acquisition, the total net installed capacity of the Company will increase from 10,813.5MW to 12,500MW, representing approximately 15.6% increase.

For further details of the reasons for the Acquisition, please refer to the letter from the Board contained in the Circular.

3. **Interest to be acquired**

Set out below are certain financial information of the Power Plants extracted from the audited financial statements of the Power Plants as at 31st December, 2001 prepared under PRC GAAP and after taking into account the unaudited adjustments in order to comply with IAS.

In RMB million unless stated otherwise

	Location	Sales	Net Profit	Book Value of Equity	Installed Capacity (MW)	Equity Interest to be acquired
Shidongkou	Shanghai	1,532.6	165.5	312.4	1,200.0	70%
Taicang	Jiangsu	949.2	159.4	750.7	600.0	70%
Huaiyin	Jiangsu	539.1	49.6	533.7	400.0	44.16%
Changxing	Zhejing	451.2	3.8	35.5	250.0	100%

Further details relating to the Power Plants are set out in the letter from the Board in the Circular.

25

4. **Funding of the Acquisition**

The consideration for the Acquisition will be funded by internal resources of the Company.

As disclosed in the latest audited financial statements as at 31st December, 2001, the Company had total cash and cash equivalent resources of approximately RMB8,398 million, and its long term and short term debts were approximately RMB12,545 million, representing a net debt to equity ratio of approximately 16%. The Directors believe the Company will have sufficient resources for future working capital purposes after the Acquisition.

5. **Consideration and valuation**

The consideration was determined through arm's length negotiations and based on normal commercial terms between the parties thereto, after taking into account the appraisal conducted by Zhonghua, an independent appraiser qualified in the PRC.

According to the audited accounts under PRC GAAP and the unaudited adjustments to comply with IAS, the net book value of the Huaneng Group Interest as at 31st December, 2001 was RMB1,063.6 million in accordance with PRC GAAP and RMB1,015.4 million in accordance with IAS. The consideration for the acquisition of the Huaneng Group Interest of RMB2,050 million (approximately HK$1,926.5 million) represents approximately a premium of 92.8% and 101.9% to the net book value under PRC GAAP and IAS respectively. Under PRC GAAP, the Acquisition price represents 8.4 times of 2001 earnings attributed to the Huaneng Group Interest and implies a ratio of 4.4 of firm value to 2001 EBITDA attributed to the Huaneng Group Interest. Taking into account the unaudited adjustements to comply with IAS, the Acquisition price represents 8.1 times of 2001 earnings attributed to the Huaneng Group Interest and implies an firm value to 2001 EBITDA ratio of 4.5.

In formulating our opinion, we have considered the current market multiples of various comparable and listed companies based in the PRC and other Asian countries.

Set out below are certain details of the comparable listed companies that are engaged in the power generation business.

For the purpose of comparison only, we have considered various measures including:

— the firm value to net sales ratio,

— the firm value to EBITDA ratio,

— the firm value to EBIT ratio,

— the price to earnings ratio,

— the price to book value of equity ratio,

— the price to cash flow ratio,

— the firm value per MW ratio,

based on publicly available data as at the Latest Practicable Date and the listed companies' most recently published financial information.

LETTER FROM CLSA EQUITY CAPITAL MARKETS LIMITED

	Country	Firm Value/ Net Sales X	Firm Value/ EBITDA X	Firm Value/ EBIT X	Price/ Earnings X	Price/ Book Value of Equity X	Price/ Cash Flow X	Firm Value/ MW (US$'000/ MW)
PRC H share								
Beijing Datang Power Generation Co. Ltd	PRC	3.0	6.2	9.4	11.7	1.2	6.7	480.9
Huaneng Power Int'l Inc.	PRC	2.7	5.1	8.4	10.8	1.3	5.6	468.1
Shangdong Int'l Power Development Co. Ltd.	PRC	2.5	5.0	7.0	8.2	1.4	4.7	439.0
Average		**2.7**	**5.4**	**8.3**	**10.2**	**1.3**	**5.6**	**462.6**
PRC B share								
Shenzhen Nanshan Power Station Co. Ltd	PRC	3.2	9.2	12.5	17.5	3.3	11.8	815.3
Heilongjiang Electric Power Co. Ltd	PRC	4.3	10.9	16.0	20.8	1.9	13.4	533.3
Zhejiang Southeast Electric Power Co. Ltd	PRC	3.5	8.2	12.0	16.3	2.0	10.0	863.1
Guangdong Electric Power Development Co. Ltd	PRC	3.1	5.8	7.6	13.7	2.1	8.2	694.2
Average		**3.5**	**8.5**	**12.0**	**17.1**	**2.3**	**10.8**	**726.5**
Hong Kong								
CLP Holdings Ltd	Hong Kong	3.2	7.4	7.9	10.3	2.2	9.4	N/M
Hong Kong Electric Holdings Ltd	Hong Kong	7.1	8.6	10.4	9.8	1.9	7.9	N/M
Average		**5.2**	**8.0**	**9.2**	**10.0**	**2.0**	**8.7**	**N/M**
Other Asian Countries								
Malakoff Berhad	Malaysia	3.6	6.2	7.5	10.9	1.6	7.3	600.3
Powertek Berhad	Malaysia	4.0	7.3	9.3	8.8	1.7	6.2	418.0
YTL Power Int'l Berhad	Malaysia	4.2	7.1	8.5	15.0	1.6	11.6	524.7
Manila Electric Company	Philippines	0.5	6.1	12.7	21.0	0.5	4.8	N/M
Electricity Generating Public Co. Ltd	Thailand	4.2	5.6	7.7	7.2	1.1	4.1	477.7
Ratchaburi Electricity Generating Holding Public Co Ltd	Thailand	2.1	6.7	8.7	8.3	1.3	5.9	232.6
Korea Electric Power Corp.	South Korea	2.0	4.7	10.5	9.3	0.5	2.4	642.9
Average		**2.9**	**6.3**	**9.3**	**11.5**	**1.2**	**6.0**	**484.6**
Overall Sample Average		**3.3**	**6.9**	**9.8**	**12.5**	**1.6**	**7.5**	**553.9**
Huaneng Group Interest		**1.6**	**4.5**	**6.9**	**8.1**	**2.0**	**3.7**	**274.5**

Source: Bloomberg and annual reports of the respective companies

Q7

Notes:

For the purpose of comparison only:

(1) The ratios were calculated on the basis of the companies' respective market capitalisation determined as according to Bloomberg as at the Latest Practicable Date and the companies' financial data as of financial year 2001 as according to Bloomberg and the companies' respective annual reports.

(2) Price refers to market capitalisation as at the Latest Practicable Date.

(3) Firm Value refers to the sum of market capitalisation as at the Latest Practicable Date and net indebtedness as according to the latest publicly available information.

(4) Earnings refer to net profit excluding extraordinary items as according to the latest publicly available information.

(5) EBITDA refers to the earnings before interest, tax, amortisation and depreciation expenses as according to the latest publicly available information.

(6) EBIT refers to the earnings before interest and tax as according to the latest publicly available information.

(7) Cash Flow refers to the sum of net profit and amortisation and depreciation expenses as according to the latest publicly available information.

(8) MW refers to the announced or installed capacity in megawatts of the respective companies.

(9) We have derived the implied valuation multiples of the Huaneng Group Interest on the basis of the consideration and the audited financial statements of the Power Plants as at 31st December, 2001 prepared in accordance with PRC GAAP and after taking into account the unaudited adjustments in order to comply with IAS.

(10) The country and regional averages are included for the convenience of the reader only and do not necessarily represent the actual country and regional averages if other power generation companies are included.

(11) N/M means "not meaningful".

(12) An exchange rate of RMB8.3=US$1.0 has been used.

(13) An exchange rate of HK$7.8=US$1.0 has been used.

(14) An exchange rate of Malaysian Ringgit 3.8=US$1.0 has been used.

(15) An exchange rate of Philippines Peso 49.7=US$1.0 has been used

(16) An exchange rate of Thai Baht 42.9=US$1.0 has been used.

(17) An exchange rate of Korean Won 1,284.3=US$1.0 has been used.

Because of the inherent differences between the businesses, operations and prospects of the Power Plants and the companies included in the comparable companies group, the market multiples comparison above should be used with care.

Having considered the above-mentioned principal factors (items 1 to 5), we are of the opinion that the transaction contemplated under the Acquisition are fair and reasonable so far as the Independent Shareholders are concerned.

LETTER FROM CLSA EQUITY CAPITAL MARKETS LIMITED

ON-GOING CONNECTED TRANSACTION

In arriving at our opinion with regard to the terms of the On-going Connected Transaction, we have considered the principal factors and reasons below:

Transaction arising from the Acquisition

Upon completion of the Acquisition, Shanghai Shidongkou First Power Plant, being a subsidiary of the Company, will continue to sell power to Shanghai Municipal Power Company, which under the Hong Kong Listing Rules is a connected person to the Company. Such transaction will constitute an on-going connected transaction which is subject to the approval by the Independent Shareholders.

Power Purchase Agreement with Shanghai Municipal Power Company

Shanghai Shidongkou First Power Plant proposes to enter into a power purchase agreement with Shanghai Municipal Power Corporation (the "Power Purchase Agreement"), pursuant to which Shanghai Shidongkou First Power Plant will sell 5.58 billion kWh to Shanghai Municipal Power Corporation in 2002 at the price as approved by the relevant pricing bureau and subject to changes of the relevant PRC government regulations. According to the PRC market practice, the power producer and the power purchaser will renew the agreement annually in the first half of each year while the purchase is continued to be carried out since the beginning of the year.

For the two financial years ended 31st December, 2000 and 2001, Shanghai Shidongkou First Power Plant sold electricity for an amount of approximately RMB1,521 million and RMB 1,531 million, respectively, to Shanghai Municipal Power Corporation, both representing 100% of the total annual sale of power of Shanghai Shidongkou First Power Plant.

Shanghai Municipal Power Corporation currently holds a 30% of the equity interest in Shanghai Shidongkou First Power Plant. Upon completion of the Acquisition, Shanghai Shidongkou First Power Plant will become a subsidiary of the Company, with 70% equity interest owned by the Company, and Shanghai Municipal Power Corporation will then become a connected person to the Company.

Shanghai Municipal Power Corporation is the sole operator of Shanghai Power Grid. According to the existing structure of sale of power, Shanghai Shidongkou First Power Plant is required to sell all of its output to Shanghai Municipal Power Corporation. As of the Latest Practicable Date, Shanghai Municipal Power Corporation had not held any shares in the Company.

Waiver to be sought

As the Directors consider that it would be impracticable for the Company to comply strictly with the connected transactions requirements of the Hong Kong Listing Rules on each occasion when the On-going Connected Transaction arises, the Company has applied to the Hong Kong Stock Exchange for a waiver of the On-going Connected Transaction from strict compliance with such requirements for a period of three years up to 31st December, 2004, subject to the conditions set out in the letter from the Board.

Having reviewed the information and documents provided by the Company relating to the On-going Connected Transaction (including the matters set out in the above paragraphs including the facts that Shanghai Municipal Power Corporation is the sole operator of Shanghai Power Grid, the price for the power purchase is to be approved by the relevant pricing bureau and the conditions for the waiver application) and in reliance upon confirmation of the accuracy and completeness of such information and documents from the Directors, we are of the view that the transaction contemplated under the On-going Connected Transaction are fair and reasonable so far as the Independent Shareholders are concerned.

OPINION

Having considered the above-mentioned principal factors, we are of the opinion that the terms of the Acquisition and the On-going Connected Transaction are fair and reasonable so far as the Independent Shareholders are concerned and the transactions contemplated thereunder are in the interest of the Company as a whole.

Yours faithfully
For and on behalf of
CLSA Equity Capital Markets Limited
William Yeung
Director & Head of Corporate Finance

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, none of the Directors or Supervisors had any interest in the securities of the Company or any associated corporation (within the meaning of the SDI Ordinance) which (i) would be required to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which a Director or Supervisor would be taken or deemed to have under section 31, or Part I of the schedule to, the SDI Ordinance); or (ii) would be required to be entered in the register kept by the Company pursuant to section 29 of the SDI Ordinance; or (iii) would be required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

(b) As at the Latest Practicable Date, HIPDC held 2,554,840,000 Domestic Shares, representing approximately 42.58 per cent. of the total issued share capital (both domestic shares and foreign shares) of the Company. Apart from HIPDC and other than Huaneng Group which holds 51.98 per cent. of the equity interest in HIPDC, so far as is known to the Directors or Supervisors, as at the Latest Practicable Date, there was no other person who was interested, directly or indirectly, in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

(c) None of the Directors or Supervisors is materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the Company.

(d) As at the Latest Practicable Date, none of the Directors or Supervisors had entered, or proposed to enter, into a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

(e) As at the Latest Practicable Date, CLSA does not have any shareholding in the Company or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in the Company.

(f) As at the Latest Practicable Date, none of the Directors or Supervisors nor CLSA had any direct or indirect interest in any asset which had been acquired, or disposed of by, or leased to the Company, or was proposed to be acquired, or disposed of by, or leased to the Company, since 31st December, 2001, the date to which the latest published financial statements of the Company and its subsidiaries were made up.

3. MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Company since 31st December, 2001, the date to which the latest published audited financial statements of the Company and of its subsidiaries were made up.

4. CONSENTS

Each of JPMorgan and CLSA has given and has not withdrawn its written consent to the issue of this circular with the inclusion of and references to its name and letter or report (as the case may be), in the form and context in which they appear.

5. MISCELLANEOUS

(a) The legal address of the Company is at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, The People's Republic of China.

(b) The share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong.

(c) The secretary of the Company is Huang Long.

(d) The following is the qualification of the expert who has given an opinion or advice which is contained in this circular:

CLSA: Registered investment adviser

6. DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Herbert Smith at 23rd Floor, Gloucester Tower, 11 Pedder Street, Hong Kong during normal business hours on any day (except public holidays) up to and including 24th June, 2002:

(a) the Transfer Agreement;

(b) the letter from the Independent Directors as set out in this circular;

(c) the letter from CLSA as set out in this circular;

(d) the written consents referred to in paragraph 4 of this appendix;

(e) the annual report of the Company for the year ended 31st December, 2001; and

(f) the articles of association of the Company.

NOTICE OF EXTRAORDINARY GENERAL MEETING

華能國際電力股份有限公司
HUANENG POWER INTERNATIONAL, INC.
(A Sino-foreign joint stock limited company incorporated in the People's Republic of China)

Notice is hereby given that an extraordinary general meeting of Huaneng Power International, Inc. (the "Company") will be held at 9:00 a.m. on 24th June, 2002 (Monday) at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, The People's Republic of China, for the purpose of considering and, if thought fit, passing the following ordinary resolutions:

Ordinary resolutions:

1. The terms of the Transfer Agreement (as defined in the announcement made by the Company dated 9th May, 2002) entered into by the Company and China Huaneng Group on 9th May, 2002, and the transaction contemplated therein is hereby approved and confirmed. *(Note 1(i))*

2. The guarantee arrangement and the relevant agreements among Suzhou Industrial Park Huaneng Power Limited Liability Company, Jiangsu Huaneng Huaiyin Power Limited Company and China Huaneng Group are hereby approved. *(Note 1(ii))*

3. The deposit and borrowing arrangement and the relevant agreements entered into by Shanghai Shidongkou Power Limited Company, Suzhou Industrial Park Huaneng Power Limited Liability Company, Jiangsu Huaneng Huaiyin Power Limited Company, China Huaneng Group Company Zhejiang Changxing Power Plant, and China Huaneng Group are hereby approved. *(Note 1(iii))*

4. The coal purchase arrangement and the relevant agreement entered into by Suzhou Industrial Park Huaneng Power Limited Liability Company and China Huaneng Group Hebei Jingyuan Coal Mines Limited Liability Company are hereby approved. *(Note 1(iv))*

5. The arrangement and the relevant agreement for the sale of power between Shanghai Shidongkou Power Limited Company and Shanghai Municipal Power Corporation are hereby approved. *(Note 1(v))*

By Order of the Board
Huang Long
Company Secretary

10th May, 2002

Registered address of the Company:
West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People's Republic of China

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notes:

1. **Information about the proposed resolutions**

   (i) According to the Listing Rules of Hong Kong Stock Exchange ("Hong Kong Listing Rules") and the Listing Rules of Shanghai Stock Exchange ("Shanghai Listing Rules"), the transaction as contemplated by this resolution constitute a connected transaction. China Huaneng Group ("Huaneng Group") and its associates (as defined in Hong Kong Listing Rules) shall abstain from voting on this resolution. For details of the transaction, please see the announcement made by the Company on 10th May, 2002 (the "Announcement") and the circular to be despatched to the shareholders by the Company.

   (ii) After the completion of the Acquisition (as defined in the Announcement), Huaneng Group will continue to provide the following guarantees to certain banks to secure the repayment of an aggregate amount of RMB1.7207 billion bank loans by the power plants. According to the Shanghai Listing Rules, such transactions shall be subject to approval by the Company's shareholders where Huaneng Group shall abstain from voting on this resolution:

   (a) Pursuant to a guarantee contract entered into between Huaneng Group and Taicang Branch of Bank of China on 26th May, 1999, Huaneng Group has given a guarantee in favour of Taicang Branch of Bank of China to secure the repayment of a loan facility up to US$20 million by Suzhou Industrial Park Huaneng Power Limited Liability Company ("Jiangsu Taicang Power Plant").

   (b) Pursuant to a guarantee contract entered into between Huaneng Group and Headquarters of Bank of China, Branch of Jiangsu Province of Bank of China, Suzhou Branch of Bank of China, and Taicang Branch of Bank of China on 23rd June, 1999, Huaneng Group has given a guarantee in favour of Headquarters of Bank of China, Branch of Jiangsu Province of Bank of China, Suzhou Branch of Bank China, and Taicang Branch of Bank of China to secure the repayment of a loan of RMB930 million by Jiangsu Taicang Power Plant.

   (c) Pursuant to a guarantee contract entered into between Huaneng Group and Headquarters of Bank of China, Suzhou Branch of Bank of China, and Taicang Branch of Bank of China on 8th September, 1998, Huaneng Group has given a guarantee in favour of Headquarters of Bank of China, Suzhou Branch of Bank of China, and Taicang Branch of Bank of China to secure the repayment of a loan of RMB1,528 million by Jiangsu Taicang Power Plant.

   (d) Huaneng Group has provided a guarantee in favour of the People's Bank of Construction of China (Yangzhuang Office of Huaiyin) to secure the repayment of a loan of RMB125 million by Jiangsu Huaneng Huayin Power Limited Company ("Jiangsu Huaiyin Power Plant").

(iii) After the completion of the Acquisition, the following power plants will continue to maintain the following cash deposit and borrowing transactions with China Huaneng Finance Company, a 83.1% subsidiary of Huaneng Group. According to the Shanghai Listing Rules, such transactions shall be subject to approval by the Company's shareholders where Huaneng Group shall abstain from voting on this resolution.

(a) Cash deposit:

As at 31st March, 2002, each of Shanghai Shidongkou Power Company Limited ("Shanghai Shidongkou First Power Plant"), Jiangsu Taicang Power Plant, Jiangsu Huaiyin Power Plant, and China Huaneng Group Company Zhejiang Changxing Power Plant ("Zhejiang Changxing Power Plant") has deposited an amount of RMB60,274,500, RMB51,830,500, RMB90,931,200 and RMB5,607,300 respectively.

(b) Loans from China Huaneng Finance Company:

On 9th February, 2002, Shanghai Shidongkou First Power Plant entered into two RMB loan agreements with China Huaneng Finance Company pursuant to which, China Huaneng Finance Company provided two loans of RMB225,000,000 and RMB200,000,000 to Shanghai Shidongkou First Power Plant for the term from 9th February, 2002 to 8th February, 2005 and from 9th February, 2002 to 8th February, 2003, at the interest rate of 0.47025% per month and 0.463125% per month respectively.

On 30th December, 2001, Zhejiang Changxing Power Plant entered into a RMB loan agreement with China Huaneng Finance Company pursuant to which China Huaneng Finance Company provided a loan of RMB30 million to Zhejiang Changxing Power Plant for a term from 30th December, 2001 to 29th December, 2002 at the interest rates of 0.4875% per month, subject to adjustment in accordance with the rate offered by the People's Bank of China.

(iv) The coal purchase arrangements between Jiangsu Taicang Power Plant and China Huaneng Group Hebei Jingyuan Coal Mines Limited Liability Company ("Jingyuan") as contemplated by this resolution constitute connected transaction under the Shanghai Listing Rules as Jingyuan is a subsidiary of Huaneng Group. According to the Shanghai Listing Rules, such transactions shall be subject to approval by the Company's shareholders where China Huaneng Group shall abstain from voting on this resolution.

Pursuant to two coal purchase agreements both entered into between Jiangsu Taicang Power Plant and Jiangyuan in January 2002, Jiangsu Taicang Power Plant agreed to purchase 20,000 tons and 100,000 tons of coal from Jiangyuan. The total purchase price is to be RMB31,440,000. The coal price was determined in accordance with the market price at the time when the coal purchase agreements were signed.

(v) According to the Hong Kong Listing Rules, the transaction as contemplated in this resolution constitutes a connected transaction, which shall be subject to shareholders' approval where Shanghai Municipal Power Corporation and its associates shall abstain from voting on this resolution.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Pursuant to a power purchase agreement to be entered into between Shanghai Shidongkou First Power Plant and Shanghai Municipal Power Corporation, Shanghai Shidongkou First Power Plant will sell 5.58 billion kWh to Shanghai Municipal Power Corporation in 2002 at the price as approved by the relevant pricing bureau. Please see the Announcement for details.

2. **Eligibility for attending the Extraordinary General Meeting**

Holders of the Company's foreign Shares whose names appear on the HK$ Dividend foreign Shares Register and/or the US$ Dividend foreign Shares Register maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by the Company at the close of business on 31st May, 2002 are eligible to attend the Extraordinary General Meeting.

3. **Proxy**

(i) A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on behalf of him. A proxy needs not be a shareholder.

(ii) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the Company and, in the case of holders of foreign Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

(iv) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

4. **Registration procedures for attending the Extraordinary General Meeting**

(i) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii) Holders of foreign Shares and domestic shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 4th June, 2002.

(iii) Shareholders may send the above reply slip to the Company in person, by post or by fax (Attn: The Secretary office of the Board).

NOTICE OF EXTRAORDINARY GENERAL MEETING

5. **Closure of Register of Members**

The register of members of the Company will be closed from 25th May, 2002 to 23rd June, 2002 (both days inclusive).

6. **Other Businesses**

(i) The Extraordinary General Meeting will not last for more than half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii) The address of the share registrar for Foreign Shares of the Company, Hong Kong Registrars Limited is at:

2/F, Vicwood Plaza,
199 Des Voeux Road Central,
Central,
Hong Kong

(iii) The registered address of the Company is at:

West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People's Republic of China

Telephone No.: (+86)-10-66491999
Facsimile No.: (+86)-10-66491860

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By ____________

Name: Wang Xiaosong
Title: Vice Chairman

Date: May 20, 2002